Exhibit 99.2
Sections of Preliminary Offering Circular Being Used in Connection
with the Private Placement of the Senior Notes
Update on Strengths and Strategy
     Our goal is to strengthen our position as a leading global provider of a full range of semiconductor packaging and test services. The key elements of our strengths and strategy include the following:
     Focus on high-growth communications, computing and consumer market segments. Market research indicates that the communications, computing and consumer segments of the global semiconductor market segments are poised to be high-growth sectors of the market in the medium-term. We have a broad and diversified customer base that includes leading semiconductor companies across these market segments, and believe that our strong position among customers in these market segments presents us with significant opportunities to fuel our continued growth and performance. We intend to leverage our strong packaging and test capabilities to provide customers in these market segments with a full turnkey solution consisting of integrated packaging, testing and direct shipment to their designated locations. We believe that the scale and scope of our technical capabilities and global reach will enable us to provide customers in these market segments with seamless cost-effective solutions that will simplify their supply chain management.
     Strengthen our customer relationships by offering consistent and top-quality customer service. We believe that offering high-quality customer service is critical to attracting and retaining leading semiconductor companies as our customers. To this end, we seek to strengthen our customer relationships and to build new relationships by providing our customers with an integrated supply chain solution. Our close interactions with our customers enable us to better anticipate and meet their requirements on a timely basis. We focus on developing and delivering to our customers semiconductor devices that are designed, packaged, tested and delivered on time and as specified to any of their global locations. Our flexible manufacturing model allows us to better address periodic, product-specific capacity constraints that negatively affect smaller players. We have implemented information technology platforms to enable the seamless integration of our customers’ systems within ours, to enable them to obtain real-time information on their works-in-progress and thereby facilitate their production planning processes. We intend to continue fostering a service-oriented and customer-focused environment.
     Technology leadership through development and integration. We focus on being a leader in our industry by developing innovative technologies and by collaborating with industry leaders in strategic partnerships. As of June 30, 2010, we have 320 employees in our research and development department, which focuses on developing advanced technologies to meet our customers’ needs. We have focused our development efforts on technologies that help us to lower the cost of our production, including (i) low cost flip chip technology that utilizes innovative interconnections, two-layer substrates and efficient mold underfills; (ii) improved embedded Wafer- Level Ball Grid Array (“eWLB”) technology that utilizes innovative fan-out wafer level packaging and higher integration to reduce cost and size and (iii) copper wire bonding technology that is cost effective and has stronger mechanical properties and offers better electrical and thermal performance. We believe our focus on being an innovator and technology leader will enable us to capture potential opportunities and accelerate our growth.
     Focus on turnkey solutions. We have taken a selective approach to investment in order to leverage our research capabilities and capital resources while aligning our overall development framework with the needs of our customers. Because of the capital-intensive nature of semiconductor packaging and testing operations, we believe that many of our customers are looking for turnkey test and packaging solutions. To this end, we have consciously invested in packaging technologies such as flip chip, eWLB and other wafer level packaging solutions, in order to offer our customers a full range of turnkey solutions consisting of integrated packaging, testing and direct shipment. We currently offer one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry. We seek to structure our capital investments in a manner that permits us to offer turnkey services to our customers to leverage on our capabilities, technology and existing equipment base where appropriate so as to maximize the operational impact of our investments.
     Operational excellence and cost competitiveness. We continually seek out opportunities to streamline our procurement, supply chain management, manufacturing and organizational structure in a way that enables us to maximize cost efficiencies while maintaining our excellent operational track record. Our existing “manufacturing clusters” in the greater China region, North Asia (including Korea) and Southeast Asia enable us to build on our strong manufacturing profile in each of these key regions, and we intend to leverage our strategic proximity to the major geographic hubs of wafer fabrication to provide customers with fully integrated, multi-site, end-to-end packaging and test services. In addition, we continually seek to achieve additional supply chain efficiencies through a global approach to materials procurement and the offering of optimized materials sources and specifications for our customers. We also jointly develop new materials processes and jointly evaluate new materials performance with suppliers in order to achieve alternative low cost solutions. Finally, we seek to maintain a lean manufacturing profile by seeking out labor and overhead efficiencies, deployment of lean manufacturing techniques and improving our responsiveness to customers.
Update to our Packaging Services
     Copper Wire Bond. As the semiconductor industry continues to deliver high performance and cost effective solutions, copper wire bonding has demonstrated feasibility as a low cost alternative. Copper wire bonding provides performance advantages over traditional gold wire bonding, including significantly better conductivity than gold or aluminum, improved electrical and thermal performance and stronger mechanical properties. In line with the demand for copper wire bond as a low cost, high performance manufacturing solution for fine-pitch and ultra-fine pitch bonding, we announced that our copper wire bond program was in volume production with the capability to support customers in Malaysia, Singapore, South Korea, China and Thailand —five different manufacturing locations in 2009. We were qualified on Quad Flat No-Lead packages and Fine Pitch Ball Grid Array packages, and volume production ramp is ongoing to meet the growth in copper wire bond demand in these packages. We are furthering our development work on more advanced wafer nodes and finer pad pitches as copper wire bond demand is expected to accelerate onwards.